SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
3/20/12


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,093,905

8. SHARED VOTING POWER
281,860

9. SOLE DISPOSITIVE POWER
1,375,965
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,375,965
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.49%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed March 8, 2012. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 4. PURPOSE OF TRANSACTION
Letter sent to the issuer. See exhibit A.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10Q filed on November 14, 2011 there were 21,202,614 shares of ommon stock outstanding as of 08/31/2011 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,375,965 shares of IFT or 6.49% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing on 3/8/12 the following shares of IFT were purchased:

Date:		        Shares:		Price:
03/08/12		1,797		2.4939
03/12/12		4,890		2.4975
03/13/12		4,225		2.5000
03/14/12		24,459		2.5733
03/15/12		6,400		2.5991
03/16/12		21,100		2.9259
03/16/12		41,121		2.6367
03/19/12		22,080		2.6468
03/20/12		47,733		2.5821




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A

Bulldog Investors
Park 80 West, 250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663
Phone (201) 556-0092 // Fax (201) 556-0097//
pgoldstein@bulldoginvestors.com

March 20, 2012

The Board of Directors
Imperial Holdings, Inc.
701 Park of Commerce Blvd., Suite 301
Boca Raton, Fl 33487

Gentlemen:

On March 2, 2012, we sent you a letter expressing our belief that "the greatest threat to Imperial is the ongoing cash drain from massive spending on legal services despite an absence of any concrete evidence of wrongdoing" and our concern about a lack of commitment by the independent directors to controlling these costs. We stated that unless at least two independent directors agreed to resign by March 9, 2012 to be replaced by directors designated by significant shareholders, we would launch a proxy contest to achieve a restructuring of the board in order to conserve Imperial's assets for the benefit of shareholders.

On March 9, 2012, we received a letter from Michael Altschuler, Imperial's General Counsel in which he stated that board was not able to provide a substantive response. Consequently, on March 14, 2012, we served Imperial with a complaint filed in the Circuit Court of the 15th Judicial Circuit in and for Palm Beach County to compel the Company to hold an annual meeting of shareholders as soon as possible.

On March 19, 2012, Imperial announced that it "will reschedule its annual meeting, which had been set for May 17, 2012, pending filing of the Form 10-K." There is no legal requirement that a Form 10-K be filed prior to holding an annual meeting and hence no basis for not holding the meeting as scheduled on May 17. To the contrary, we believe that canceling the May 17th meeting is a self-serving attempt by the independent directors to delay their inevitable ouster. We consider their efforts to prevent the shareholders from voting to elect directors as soon as possible to be a breach of their duty of loyalty and corporate waste for which they may be held personally liable.

Finally, please be advised that at the next meeting of Imperial's shareholders Opportunity Partners. L.P., one of our affiliates, intends to nominate to be directors of Imperial Antony Mitchell and Jonathan Neuman, the two interested directors, and Gerald Hellerman, James Chadwick, Richard Dayan, Andrew Dakos, and Phillip Goldstein to be independent directors.


We also intend to introduce a proposal that any settlement reached between Imperial and a government agency valued at more than $1 million shall be ratified by Imperial's shareholders.

Very truly yours,

Phillip Goldstein
Principal



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 03/21/2012

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit A